Exhibit 3.3

RESTATED CERTIFICATE OF INCORPORATION
OF BUCKEYE VENTURES, INC.
a Nevada corporation
(Pursuant to NRS 78)

(Reflects amendments proposed in connection with the merger
described in the Information Statement to which this Exhibit is attached.)

Article I

Name of Corporation: Buckeye Ventures, Inc.

Article II

Resident Agent Name and Street Address: ISL. Inc. 318 North Carson Street, Suite 208, Carson City, NV 89701

Article III

The total authorized capital stock is:

Preferred Stock 5,000,000 shares, par value $0.001 per share. Common Stock 500,000,000 shares, par value $0.001 per share.

A statement of all of the relative designations, powers, rights, preferences, restrictions and limitations of the shares of each class is as follows:

The Preferred Stock:

Shares of the Preferred Stock of the Corporation may be issued from time to time in one or more series, each of which series shall have such distinctive designations or title as shall be fixed by the Board of Directors of the Corporation prior to the issuance of any shares thereof. The Board of Directors of the Corporation is hereby expressly granted authority to fix by duly adopted resolution or resolutions the designations and the relative powers and preferences, the relative, participating, optional, voting, conversion or other special rights, the terms and conditions of any redemptions and the relative qualifications, limitations or restrictions as may be authorized or permitted by the laws of the State of Nevada in respect of each such series of Preferred Stock.

The Common Stock:

Dividends - Subject to any and all prior rights of the holders of any outstanding shares of the Preferred Stock of the Corporation, of any and all series, the Board of Directors may declare and pay ratable dividends or make other distributions in cash, its bonds or its property, including shares or bonds of other corporations, on the outstanding shares of its Common Stock, payable to the full extent permitted under the laws of the State of Michigan, except when currently the Corporation is insolvent or would thereby be made insolvent. Dividends may be declared or paid and distributions may only be made out of surplus. Once declared, holders of Common Stock are entitled to prompt payment of dividends, without interest, to the extent that surplus then exists. Dividends in the shares of the Corporation's own capital stock may be declared and paid pro rata on the outstanding shares of its Common Stock to the extent permitted by the Nevada Business Corporation Act.

No Pre-Emptive Rights:

No shareholder of the Corporation shall have any preemptive or other right to purchase or subscribe for any shares of the capital stock of the Corporation which it may issue or sell, whether now or hereafter authorized, other than such right, if any, as the Board of Directors of the Corporation in its discretion may from time to time determine.

Article IV.
Names, Addresses, Number of Board of Directors:
Larry Weinstein, 4455 Lamont Street, San Diego, CA 92109,
Alan Mintz, 4455 Lamont Street, San Diego, CA 92109

Article V

Purpose: The purpose or purposes for which the Corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the Nevada Business Corporation Act as now or hereafter in force.

Article VI

Names, Addresses and Signatures of Incorporator: Kathrine E. Mitchell, 90 State Street, Albany, NY 12207

Article VII

Certificate of Acceptance of Appointment of Resident Agent: I hereby accept appointment as resident Agent for the above named corporation.
____________________________________

Dated: _____________, 2007

Larry Weinstein – Secretary

2